UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under The Securities Exchange Act of 1934

ANDES 7 Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Toh Kean Ban

534 Mukim 4 Batu Itam

Balik Pulau, Malaysia 11000

+60124128801

Naturexan2020@gmail.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 20, 2017

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box o.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Toh Kean Ban

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	o
	(b)	o

1

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) o

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares common
(8) SHARED VOTING POWER
None
(9) SOLE DISPOSITIVE POWER
0 shares common
(10) SHARED DISPOSITIVE POWER
None

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares common

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
Not applicable.
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% (based on 10,100,000 shares outstanding)

(14)	TYPE OF REPORTING PERSON

Individual

2

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of ANDES 7 Inc., a Delaware corporation, with its principal place of business located at 424 Clay Street, Lower Level, San Francisco, CA 94111.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed by Toh Kean Ban, an individual with a mailing address for notice purposes of 534 Mukim 4 Batu Itam, Balik Pulau, Penang, Malaysia 11000. During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 12, 2016, the Reporting Person purchased 1,000,000 shares of restricted common stock from the Issuer for $100.  The Reporting Person used operating funds to acquire the shares.  The Reporting Person did not borrow funds for the purchase disclosed herein.

On January 20, 2017, the Reporting Person sold 1,000,000 shares of restricted common stock in a privately negotiated transaction via Stock Purchase Agreement.

The Stock Purchase Agreement was the result of a privately negotiated transaction without the use of public dissemination of promotional or sales materials. The buyer represented they were an “accredited investor,” and as such could bear the risk of such investment for an indefinite period of time and to afford a complete loss thereof. This event was previously disclosed on Form 8-K dated April 28, 2017.

Further, the buyer agreed that the Company would continue to keep the existing legend on the securities to indicate that they could not be resold without an exemption, and that the legend would indicate that the securities were “restricted securities” within the meaning of Rule 144(a)(iii). The buyer represented and warranted that she/he/it was purchasing the security for investment, and not for distribution, and that she understood the restrictions on transfer applicable to the securities, and that the Company would code the securities so that they could not be transferred without the transferor obtaining an opinion of counsel satisfactory to the Company.

ITEM 4. PURPOSE OF TRANSACTION.

A Form 4 and this 13D/A disclosure statement is being made as a result of the 1,000,000 shares disposed by Toh Kean Ban, he no longer maintains a 10% interest in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Toh Kean Ban beneficially owns no shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Date: May 5, 2017

By: /s/ Toh Kean Ban

Toh Kean Ban

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)